UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

April 12, 2024

(Commission File No. 001-38475)

ASLAN PHARMACEUTICALS LIMITED

(REG. NO. 289175)

(Translation of registrant’s name into English)

CAYMAN ISLANDS

(Jurisdiction of incorporation or organisation)

3 Temasek Avenue

Level 18 Centennial Tower

Singapore 039190

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

First Quarter 2024 Cash Update

ASLAN Pharmaceuticals Limited (the “Company”) estimates that its cash and cash equivalents were approximately $18.4 million as of March 31, 2024. This amount is preliminary, has not been reviewed and is subject to change upon completion of the Company’s consolidated financial statements as of and for the three months ended March 31, 2024. The Company’s independent registered public accounting firm has not audited, reviewed or performed any procedures with respect to these preliminary results and, accordingly, does not express an opinion or any other form of assurance about them. Additional information and disclosures would be required for a more complete understanding of our liquidity, financial position and results of operations as of March 31, 2024.

ATM Sale Agreement

As previously disclosed in the Form 6-K filed with the Securities and Exchange Commission (“SEC”) on October 9, 2020, the Company entered into an Open Market Sale AgreementSM on October 9, 2020, as subsequently amended on September 13, 2022 (the “Sale Agreement”) with Jefferies LLC to issue and sell American Depositary Shares of the Company (“ADSs”), with each ADS representing twenty-five ordinary shares of the Company, from time to time, through an at-the-market offering under which Jefferies LLC will act as sales agent and/or principal (the “Agent”).

On April 12, 2024, the Company filed a prospectus supplement relating to the sale of the ADSs (the “Prospectus Supplement”), pursuant to which the Company may offer and sell ADSs having an aggregate offering price of up to $12,000,000 from time to time through the Agent. The Prospectus Supplement was filed under the Company’s shelf registration statement on Form F-3 (Registration No. 333-270835) (the “Registration Statement”), which was initially filed with the Securities and Exchange Commission on March 24, 2023, and which became effective on April 6, 2023.

On April 12, 2024, the Company and the Agent entered into a second amendment to the Sale Agreement (the “Second Amendment”) to, among other things, reference the Registration Statement.

A copy of the Second Amendment is attached hereto as Exhibit 99.1 and is incorporated herein by reference. The foregoing description of the Second Amendment does not purport to be complete and is qualified in its entirety by reference to such exhibit.

A copy of the opinion of Walkers (Singapore) Limited Liability Partnership relating to the validity of the securities to be issued in accordance with the Sale Agreement is filed herewith as Exhibit 5.1.

The information contained in this Form 6-K, including Exhibit 5.1, is hereby incorporated by reference into the Company’s Registration Statement on Form F-3 (File No. 333-254768), Registration Statement on Form F-3 (File No. 333-270835), Registration Statement on Form F-3 (File No. 333-270837), Registration Statement on Form F-3 (File No. 333-278217), Registration Statement on Form S-8 (File No. 333-252118), Registration Statement on Form S-8 (File No. 333-263843), Registration Statement on Form S-8 (File No. 333-270832) and Registration Statement on Form S-8 (File No. 333-278634).

Forward Looking Statements

This Form 6-K contains forward-looking statements. These statements are based on the current beliefs and expectations of the management of the Company. These forward-looking statements may include, but are not limited to, statements regarding the Company’s preliminary estimates of cash and cash equivalents as of March 31, 2024. The Company’s estimates, projections and other forward-looking statements are based on management’s current assumptions and expectations of future events and trends, which affect or may affect the Company’s business, strategy, operations or financial performance, and inherently involve significant known and unknown risks and uncertainties. Actual results and the timing of events could differ materially from those anticipated in such forward-looking statements as a result of these risks and uncertainties. Such risks and uncertainties include, but are not limited to, the risk that actual cash and cash equivalents, based on the completion of financial closing procedures of complete first quarter 2024 results, may vary from projections. Other factors that may cause actual results to differ from those expressed or implied in such forward-looking statements are described in the Company’s SEC filings and reports (Commission File No. 001-38475), including the Company’s Form 20-F filed with the SEC on April 12, 2024. All statements other than statements of historical fact are forward-looking statements. The words “believe,” “may,” “might,” “could,” “will,” “aim,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “plan,” or the negative of those terms, and similar expressions that convey uncertainty of future events or outcomes are intended to identify estimates, projections and other forward-looking statements. Estimates, projections and other forward-looking statements speak only as of the date they were made, and, except to the extent required by law, the Company undertakes no obligation to update or review any estimate, projection or forward-looking statement.

Exhibits

Exhibit Number	Exhibit Description

5.1	Opinion of Walkers (Singapore) Limited Liability Partnership, Cayman Islands counsel to the Company.
23.1	Consent of Walkers (Singapore) Limited Liability Partnership (included in Exhibit 5.1).
99.1	Amendment No. 2 to the Open Market Sale AgreementSM, dated as of April 12, 2024, by and between the Company and Jefferies LLC.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereto duly authorized.

ASLAN PHARMACEUTICALS LIMITED
(Registrant)

By:	/s/ Kiran Kumar Asarpota
Name:	Kiran Kumar Asarpota
Title:	Chief Operating Officer

Date: April 12, 2024